EnergyNorth Logo                                      NEWS RELEASE

EnergyNorth, Inc. (bullet) 1260 Elm Street (bullet) P.O. Box 329
(bullet) Manchester, New Hampshire 03105 (bullet) Telephone (603)
625-4000 (bullet) Fax (603) 624-6864





FOR IMMEDIATE RELEASE          Contact: Michael Netkovick
                               (603) 625-4000, ext. 4267
                               E-mail 71732.3702@compuserve.com

EnergyNorth, Inc. Announces Cash Dividend

     MANCHESTER, New Hampshire, Wednesday, February 7, 1996---

     The board of directors of EnergyNorth, Inc. (NYSE--EI), the parent company of EnergyNorth Natural Gas, Inc. and EnergyNorth
Propane, Inc., today declared a quarterly cash dividend of 29 cents per share. The dividend will be paid on March 15, 1996 to shareholders of record on March 1.

     EnergyNorth, Inc. also announced it intends to purchase up to 3,800 shares on the open market for the purpose of granting these shares to Company officers pursuant to its key employee incentive plan. The board of directors authorized the use of market purchases to make stock grants at its February 7 meeting.
Purchases will be made in accordance with SEC Rule 10b-18.

     EnergyNorth, Inc. is a public utility holding company headquartered in Manchester, New Hampshire. The Company distributes natural and propane gas to more than 76,000 customers in southern and central New Hampshire.


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